Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Proposes to Undertake Capital Reduction
Exercise with the Intention to Effect a Proposed Aggregate
Distribution of Up to US$813 Million Cash to Shareholders
United States — 01/10/2008, Singapore — 01/11/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced a proposed capital reduction exercise (“Capital Reduction”), with the intention to effect a proposed payout of up to US$813 million (the “Cash Distribution”) to shareholders of the Company (“Shareholders”).
The Capital Reduction is subject to and conditional upon adequate debt financing being obtained to fund the Cash Distribution and the repayment of certain outstanding debt of the Company (including the redemption and/or repurchase of its senior notes), on terms and conditions acceptable to the Company. The amount of the Cash Distribution would accordingly be determined based on the proceeds of such debt financing made available to the Company. The Capital Reduction is also subject to approvals by the Singapore Exchange Securities Trading Limited (“SGX-ST”), and applicable regulatory authorities, as well as of Shareholders at an extraordinary general meeting of Shareholders (“EGM”) to be convened to seek Shareholders’ approval of the proposed Capital Reduction. Approval from the Singapore High Court is also needed for the Capital Reduction.
The Board of Directors may however decide, even if these conditions have been satisfied, that it is then not in the best interests of the Company to effect the Cash Distribution (due to the then prevailing market or economic conditions or for any other reason) in which event the Company would take all necessary steps and action to terminate the Capital Reduction exercise. There is therefore currently no assurance that the Capital Reduction will be effected and if effected, on the amount of the Cash Distribution and the Capital Amount (as defined below).
If the Company determines that these conditions have been satisfied and it decides to proceed to lodge a copy of the Order of Court approving the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the Company would then make the lodgment, whereupon the Capital Reduction would become effective and the Cash Distribution would become payable. If the Capital Reduction becomes effective, the Company will promptly make an announcement of the effectiveness of the Capital Reduction, the Books Closure Date (as defined below), the amount of the Cash Distribution, the Capital Amount (as defined below) and the date of payment of the Cash Distribution in due course.
If the Capital Reduction is effected, Shareholders would receive a fixed amount for each STATS ChipPAC ordinary share (including ordinary shares represented by American

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Depositary Shares, each of which represents ten ordinary shares) (“Share”) held as at a books closure date (“Books Closure Date”) to be determined by the Directors of the Company (the “Capital Amount”). The Capital Amount would be determined by dividing the amount of the Cash Distribution by the number of issued Shares as at the Books Closure Date.
The Capital Reduction, if effected, would not result in a cancellation of Shares or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction.
The Capital Reduction, if effected, would allow the Company to return surplus capital to the Shareholders. Giving proforma effect to the Capital Reduction as at 30 September 2007, and assuming the Cash Distribution is US$813 million, as well as the full conversion into Shares of US$134.5 million of 2.5% Convertible Subordinated Notes due 2008 held by Temasek Holdings (Private) Limited (“Temasek”) indirectly through its wholly-owned subsidiary Singapore Technologies Semiconductors Pte Ltd (“STSPL”), the Capital Reduction will reduce the share capital of the Company as at 30 September 2007 from approximately US$1,889 million to approximately US$1,211 million.
After the Capital Reduction, the Company’s financial position is expected to remain healthy and the Company believes the continued cash flow generated from its operations and financial resources are expected to be able to support its foreseeable near-term investment and operational needs.
As previously announced on December 12, 2007, Temasek and STSPL have been in discussions with the Company on the Capital Reduction. The Company expects Temasek, through STSPL, to vote in favor of the Capital Reduction at the EGM.
Further, also as announced on December 12, 2007, the Company postponed the termination of its American Depositary Receipts (“ADR”) program with Citibank, N.A., the depositary for the American Depositary Shares (the “ADSs” and the depositary, the “Depositary”), until it could eliminate its outstanding obligations to deliver ADSs under its employee benefit plans. In light of the Capital Reduction exercise, the Company has decided to continue to maintain its ADR program with the Depositary until the Capital Reduction exercise is consummated or abandoned. Once it completes or abandons the Capital Reduction exercise, the Company will make its determination as to whether any obligations to deliver ADSs under its employee benefit plans remain outstanding and whether to proceed to terminate the ADR program given such outstanding obligations at that time.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” —SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Certain statements in this release, including statements regarding the proposed Capital Reduction and Cash Distribution, the proposed debt financing, STSPL’s expected voting position at the EGM, expected future financial position, cash flow generated from operations, financial resources and investment and operational needs, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, our ability to obtain debt financing to fund the Cash Distribution and repay certain outstanding indebtedness (including redeeming and/or repurchasing our senior notes) on terms and conditions acceptable to us, obtaining requisite approvals needed for the Capital Reduction, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; the ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; ability to meet specific conditions imposed for the continued listing or delisting of the Company’s securities on the SGX-ST; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com